SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                              Amendment No. 21

                  Under the Securities Exchange Act of 1934

                              TOYS "R" US, INC.
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                       (Title of Class and Securities)

                                   892335-10-0
                    (CUSIP Number of Class of Securities)

                            Hilda Kirschbaum Gerstein
                       President and Chief Executive Officer
                            Petrie Stores Corporation
                              70 Enterprise Avenue
                          Secaucus, New Jersey  07094
                                 201-866-3600
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                   Copy to:

                             Alan C. Myers, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                        New York, New York  10022
                               (212) 735-3000

                               March 24, 1995
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                               ___
                                                            |___|
          Check the following box if a fee is being paid with this
          statement:                                         ___
                                                            |___|




                                 SCHEDULE 13D

           CUSIP NO. 892335-10-0

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Petrie Stores Corporation
                        36-213-7966

            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
                                        7    SOLE VOTING POWER
                                               15,902,702
                 NUMBER OF
                  SHARES                8   SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                   EACH                 9  SOLE DISPOSITIVE POWER
                 REPORTING                     4,199,646
                  PERSON
                   WITH
                                       10  SHARED DISPOSITIVE POWER
                                              11,703,056

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    15,902,702

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES                              ( )

           13  PERCENT  CLASS REPRESENTED BY AMOUNT IN ROW 11
                  5.7%

           14  TYPE OF REPORTING PERSON*
                  CO

               This Amendment No. 21 amends and supplements the Statement on Schedule 13D, dated December 17, 1982, as heretofore amended (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") by Petrie Stores Corporation, a New York corporation ("Petrie"), relating to Petrie's ownership of shares of common stock, par value $.10 per share (the "Shares"), of Toys "R" Us, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in this Statement.

          Item 2.   Identity and Background.

               Item 2 is hereby amended as follows:

               (b)-(c)  Stephanie R. Joseph, Secretary and
          Principal Legal Officer of Petrie, is President of The Directors' Network Inc., a corporate consulting firm that prepares directors for their boardroom responsibilities. Her principal business address is The Directors' Network Inc., 685 Fifth Avenue, Suite 601, New York, New York 10022.

               H. Bartlett Brown, Treasurer and Principal Financial and Accounting Officer of Petrie, is a tax consultant. His principal business address is c/o Petrie Stores Corporation, 70 Enterprise Avenue, Secaucus, New Jersey 07094.

          Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

               (a)-(c) In the Distribution, 834 Shares were returned to Petrie with respect to the 1,669 shares of Petrie common stock, par value $1.00 per share, held by Petrie in treasury. As a result, Petrie beneficially owns 15,902,702 Shares, representing approximately 5.7% of the 279,789,866 Shares issued and outstanding on January 28, 1995 (as reported to Petrie by the Issuer).

               On March 24, 1995 and March 27, 1995, the Estate used 1,497,973 and 1,696,027 Shares, respectively, that it received in the Distribution, to cover its short positions in Toys Common Stock. In addition, on March
          27, 1995 and March 28, 1995, the Estate sold an aggregate of 1,608,700 Shares that it received in the Distribution in open market transactions for a total consideration of $40,166,700 as more fully set forth in Schedule I hereto.
          As of the close of business on March 28, 1995, the Estate beneficially owned 9,252,937 Shares, representing approximately 3.3% of the Shares issued and outstanding on January 28, 1995.

               To the best of Petrie's knowledge, following the Distribution, Shares are held by the following officers and directors of Petrie: Hilda Kirschbaum Gerstein (146,134 Shares), Jean Roberts (29,292 Shares), Dorothy Fink Stern (90,095 Shares) and Laurence A. Tisch (500 Shares).

               Except as set forth in Amendment No. 19 and Amendment No. 20 to Petrie's Statement on Schedule 13D, filed with the Commission on January 30, 1995 and March 21, 1995, respectively, and incorporated herein by reference, each of Petrie and, to the best of Petrie's knowledge, the Estate and the individuals named herein, has sole voting and dispositive power with respect to all Shares held thereby.


                               Schedule I

               Set forth below are the dates, the number of Shares and the price per Share for the Shares sold by the Estate in the open market on March 27, 1995 and March 28, 1995.

          Transaction          Number of           Price Per
          Date                 Shares              Share*

          March 27, 1995        38,900             $24.75

          March 27, 1995       573,200             $24.875

          March 27, 1995       146,600             $25.00

          March 28, 1995        75,000             $25.25

          March 28, 1995       232,700             $25.125

          March 28, 1995       404,200             $25.00

          March 28, 1995       138,100             $24.875

          * Excluding
            commissions



                                SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  March 29, 1995

                              PETRIE STORES CORPORATION

                              By: /s/Stephanie R. Joseph
                                  Name:  Stephanie R. Joseph
                                  Title: Secretary and Principal
                                         Legal Officer